UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2002

Flamel Technologies
(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]	Form 40-F [ ]

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INDEX

FLAMEL TECHNOLOGIES S.A.

		Page

Item 1.	Financial Statements (Unaudited)
	Condensed Consolidated Statements of Operations
	Nine months ended September 30, 2002 and 2001	3
	Condensed Consolidated Statements of Operations
	Three months ended September 30, 2002 and 2001	4
	Condensed Consolidated Balance Sheets
	September 30, 2002 and December 31, 2001	5
	Condensed Consolidated Statements of Cash Flows
	Nine months ended September 30, 2002 and 2001	6
	Condensed Consolidated Statement of Shareholders’ Equity	7
	Notes to Condensed Consolidated Financial Statements	8
Item 2.	Management’s Discussion and Analysis of Financial
	Condition and Results of Operation	10

FLAMEL TECHNOLOGIES S.A.

Item. 1

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Nine months ended

	September 30,

	2001	2002

Revenue :
License and research revenue	$6,219	$10,801
Product sales and services	1,493	1,967
Other income	814	3,194

Total revenue	8,526	15,962

Costs and expenses :
Cost of goods and services sold	(1,522)	(1,538)
Research and development	(7,607)	(8,624)
Selling, general and administrative	(2,434)	(2,536)
Stock compensation expense	(18)	(13)

Total costs and expenses	(11,581)	(12,711)

Profit, (loss) from operations	(3,055)	3,251
Interest income, net	213	156
Foreign exchange gain, (loss)	47	(75)

Profit, (loss) from operations	(2,795)	3,332
Income tax benefit	—	—

Net profit, (loss)	$(2,795)	$3,332

Basic profit, (loss) per ordinary share	$(0.17)	$0.21

Diluted profit per share	—	$0.19
Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended

	September 30,

	2001	2002

Revenue :
License and research revenue	$1,995	$5,441
Product sales and services	354	653
Other income	276	263

Total revenue	2,625	6,357

Costs and expenses :
Cost of goods and services sold	(286)	(457)
Research and development	(2,320)	(2,929)
Selling, general and administrative	(746)	(745)
Stock compensation expense	(5)	(3)

Total costs and expenses	(3,357)	(4,134)

Profit, (loss) from operations	(732)	2,223
Interest income, net	75	78
Foreign exchange gain (loss)	(9)	72

Net profit, (loss)	$(666)	$2,373

Basic profit, (loss) per ordinary share	$(0.04)	$0.15

Diluted profit per share	—	$0.14
Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
(Amounts in thousands of dollars)

ASSETS

	December 31,	Sept 30,
	2001	2002
	(Note)	(Unaudited)

Current assets :
Cash and cash equivalents	$5,309	$14,623
Accounts receivable	7,596	2,938
Inventory	569	351
Prepaid expenses and other current assets	325	344

Total current assets	13,799	18,256

Property and equipment, net	2,672	3,095
Other assets :
Research and development tax credit receivable	1,623	260
Other long-term assets	50	63

Total other assets	1,673	323

Total assets	$18,144	$21,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Current portion of long-term debt	$391	$503
Current portion of capital lease obligations	390	174
Accounts payable	1,205	1,064
Current portion of deferred revenue	1,072	1,704
Accrued expenses	1,430	1,343
Advances from customers	1,191	379
Other current liabilities	782	342

Total current liabilities	6,461	5,509

Long-term debt, less current portion	779	1,308
Other long-term liabilities	384	576
Deferred revenue, less current portion	2,875	2,258
Capîtal lease obligation, less current portion	136	65

Total long-term liabilities	4,174	4,207

Shareholders’ equity :
Ordinary shares	2,366	2,366
Additional paid-in capital	71,177	71,178
Accumulated deficit	(59,386)	(56,054)
Deferred compensation	(32)	(19)
Cumulative other comprehensive income	(6,616)	(5,513)

Total shareholders’ equity	7,509	11,958

Total liabilities and shareholders’ equity	$18,144	$21,674

Note : The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in thousands of dollars)

	Nine months ended
	September 30,

	2001	2002

Cash flows from operating activities :
Net profit, (loss)	$(2,795)	$3,332
Adjustments to reconcile net profit, (loss)
to net cash provided by operating activities :
Depreciation and amortization	873	967
Stock compensation expense	18	13
Increase (decrease) in cash from :
Accounts receivable	(242)	5,218
Inventory	34	268
Prepaid expenses and other current assets	(53)	19
Deferred revenue	(292)	(425)
Accounts payable	(325)	(266)
Accrued expenses	(672)	(1,635)
Research and development tax credit receivable	1,550	1,461
Other	81	130

Net cash provided, (used) by operating activities	(1,823)	9,082

Cash flows from investing activities :
Purchases of property and equipment	(714)	(1,074)
Disposal of short-term investments	—	—

Net cash provided (used) for investing activities	(714)	(1,074)

Cash flows from financing activities :
Cash proceeds from sale of ordinary shares	—	1
Cash proceeds from new loans	—	471
Principal payments on loans and capital lease obligations	(307)	(328)

Net cash provided (used) by financing activities	(307)	144

Effect of exchange rate changes on cash and cash equivalents	(264)	1,162
Net increase (decrease) in cash and cash equivalents	(3,108)	9,304
Cash and cash equivalents, beginning of period	10,137	5,309

Cash and cash equivalents, end of period	$7,029	$14,623

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(UNAUDITED)
(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional			Cumulative
			Paid-in	Accumulated	Deferred	Translation	Shareholders'
	Shares	Amount	Capital	Deficit	Compensation	Adjustment	Equity

Balance January 1, 2002	16,197,590	$2,366	$71,177	$(59,386)	$(32)	$(6,616)	$7,509
Issuance of 80,000 warrants at Euro 0.01 per warrant	—	—	1	—	—	—	1
Amortization of deferred compensation	—	—	—	—	13	—	13
Net profit	—	—	—	3,332	—	—	3,332
Other comprehensive income
Translation adjustment	—	—	—	—	—	1,103	1,103
Comprehensive income							4,435

Balance Sept 30, 2002	16,197,590	2,366	$71,178	$(56,054)	$(19)	$(5,513)	$11,958

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     1.  ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the “Company”), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

     The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the Euro, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders’ equity accounts. Corresponding translation gains or losses are recorded in shareholders’equity.

     Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.

     2.  REVENUES

     2.1  LICENSE RESEARCH AND CONSULTING AGREEMENTS

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payment of $358,000 and invoiced to Corning pilot batches of $264,000 for the first nine months of 2002.

     In accordance with the development and license agreement signed with Novo-Nordisk which terminated in December 2001, as of March 12, 2002, the Company recognized research and development revenues of $583,000 for this period.

     In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $1,842,000 and licensing fees of $6,078,000 for the first nine months of 2002.

     In accordance with the license agreement signed with Beecham Pharmaceuticals (Pte) Limited in June 2002, the Company recognized licensing fees of $143,000 for the first nine months of 2002.

     The Company received research and development payments on seven feasibility studies with undisclosed partners for an amount of $1,669,000 for the first nine months of 2002.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     2.2  PRODUCT SALES

     During the first nine months of 2002, the Company realized sales of its photochromic product to Corning for a total of $528,000.

     2.3  OTHER REVENUES

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $714,000 corresponding to the royalties for the nine months period ended September 30, 2002.

     The Company recognized a revenue of $2,342,000 as the final result of the litigation with the Welcome Foundation on Genvir after the signature in January 2002 of a final settlement on that procedure.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Results of Operations

     Revenues for the quarter ended September 30, 2002 increased to $6.4 million, compared to $2.6 million for the quarter ended September 30, 2001. License and research revenues for the third quarter of 2002 were $5.4 million and consisted primarly of $4.8 million revenue, including a technical milestone of $4.0 million,from Servier related to the licensing agreement announced in January 2002, $0.5 million payments from various partners on five undisclosed feasibility studies and $0.1 million from Corning relating to the ongoing collaboration between the two companies. License and research revenues for the third quarter of 2001 were $2.6 million and included $1.1 million revenue from Novo Nordisk related to the Company’s efforts in developing a long-acting insulin, $0.6 million payments from various partners on six undisclosed feasibility studies and $0.2 million from Corning. Revenues from product sales and services were $0.7 million in the third quarter of 2002, compared to $0.4 million in the third quarter of 2001. Revenues in the third quarter of 2002 included primarly sales from subcontracting activity from the Pessac plant. Revenues in the third quarter of 2001 included sales from subcontracting activities and sales of cimetidine formulations to SmithKline. Royalties and other revenues were stable at $0.3 million for the third quarter of 2002 compared to $0.3 million for the third quarter of 2001. In both periods such revenues consisted primarly of royalties related to Corning’s new photochromic plastic lens product that incorporates technology developed by the Company.

     Total revenue for the nine months ended September 30, 2002 was $16.0 million, compared to $8.5for the first nine months of 2001 Research and development revenues from Servier, from new feasibility studies and sales and royalty revenues from Corning were the main elements for the first nine months of 2002. For the same period of 2001 research and development revenues from Novo Nordisk, from new feasibility studies and sales and royalty revenues from Corning were the main elements.

     Operating costs and expenses for the quarter ended September 30, 2002 were $4.1 million, compared to $3.4 million in the quarter ended September 30, 2001. The increase of costs of goods and services to $0.5 million in the third quarter of 2002 reflected the growth of the subcontracting activity at the Pessac plant during the period. Total research and development costs for the third quarter of 2002 increased to $2.9 million compared to $2.3 million in the third quarter 2001 due for a part from changes of exchange rate from euro to dollar and for a part to higher external preclinical costs. Selling, general and administrative costs were stable at $0.7 million for the two periods.

     Operating costs and expenses for the nine-month period ended September 30, 2002 were $12.7 million compared to $11.5 million during the same period of 2001. Research and development costs in the first nine months of 2002 totaled $8.6 million, compared to $7.6 million during the same period last year, this increase having the same explanations as for the quarter. Costs of goods sold in the first nine months of 2002 were stable at $1.5 million, compared to $1.5 million during the comparable 2001 period. Selling, general and administrative costs totaled $2.5 million compared to $2.4 million during the comparable period in 2001.

     Overall, the Company had an income from operations of $2.2 million for the quarter ended September 30, 2002 compared to a loss from operations of $0.7 million in the same period of 2001. The net basic income per share was $0.15 per share, compared to a loss per share of $0,04 in the third quarter of 2001. For the 2002 year-to-date period, the Company recognized a profit from operations of $3.3 million, compared to a loss from operations of $3.1 million during the same period of 2001. The net basic income per share for the first nine-months of 2002, was $0.21 per share, compared to a loss of $0.17 per share for the first nine months of 2001.

     As a result of fluctuations in the amount of quarterly revenues, interim results are not necessarily indicative of the operating results for the full year.

     Liquidity and Capital Resources

     On September 30, 2002, the Company had $14.6 million in cash and cash equivalents.

     Net cash provided by operating activities in the nine-month period ended September 30, 2002 was $9.1 million, compared to $1.8 million used by operating activities in the nine months period ended September 30, 2001. During the first nine months of 2002, the $3.3 million net profit plus the decrease in accounts receivable of $5.2 million plus the decrease of research and development tax credit receivable of $ 1.5 million had a major positive effect on the cash position of the Company. During the first nine months of 2001, the $2.8 million loss from operations plus the increases in accounts receivable and the decreases in accounts payables, deferred revenue and accrued expenses that consumed $1.5 million in cash, were more than compensated by the decrease of research and development tax credit receivable of $ 1.5 million, a judgment payment of $0.8 million resulting from litigation with GlaxoSmithKline, and by depreciation expense of $0.8.

     Cash used for capital investments during the period was $1.1 million compared to the $0.7 million used during the first nine months of 2001. The expenditures in both years were primarily made at the Pessac plant pilot facility for additional equipment needed for the development of the Company’s technologies.

     Cash provided by financing activities of $0.1 million for the first nine months of 2002 corresponds to the balance between new potentially reimbursable loans for $ 0.5 million received by the Company and the reimbursements on Company current loans or leases. Cash used by financing activities of $0.3 million for the first nine months of 2001 corresponded to the reimbursements on Company current loans or leases.

     Management believes that its cash, cash equivalents and committed future contract revenues will be adequate to fund operating losses and satisfy its capital requirements through the year 2002.

     The Company’s operations have historically consumed substantial amounts of cash and are expected to do so, at least for the next two years.

     The Company does not maintain any credit lines with financial institutions.

INFORMATION FILED WITH THIS REPORT

     Attached as Exhibit 99.1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the Company’s press release announcing its third quarter results for 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: October 24, 2002	By: /s/ Stephen H. Willard Name: Stephen Willard Title: Executive Vice President, Chief Financial Officer and General Counsel